JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
Supplement dated October 28, 2011 to PROSPECTUSES dated July 20, September 2, and October 9, 2009
This Supplement applies to prospectuses dated July 20, September 2, and October 9, 2009 for certain “JH CHOICE,” “JH ELECT,” “JH LIBERTY,” or “JH SIGNATURE” single payment modified guarantee deferred annuity contracts issued by John Hancock Life Insurance Company (U.S.A.) (the “Contracts”).

You should read this Supplement together with the current prospectus for the Contract you are considering for purchase (the “Annuity Prospectus”), and retain all documents for future reference. We define certain terms in this Supplement. If a term is not defined in this Supplement, it has the meaning given to it in the Annuity Prospectus. If you would like another copy of the Annuity Prospectus, please contact our Annuities Service Center at 800-344-1029 to request a free copy.
Purpose of this Supplement
The Supplement announces:
1. Revised disclosure in the Annuity Prospectus regarding access to elder care information services; and
2. Revised disclosure in the Annuity Prospectus regarding the waiver of applicable withdrawal charge and market value adjustment applicable to California residents only.
1. We revise the section of the Annuity Prospectus entitled “III. Other Contract Provisions — Ownership” as follows:
Ownership
In the case of an individual annuity Contract, the Contract Owner is the person entitled to exercise all rights under the Contract. In the case of a group annuity Contract, the group annuity Contract is owned by the Group Holder; however, all Contract rights and privileges not expressly reserved to the Group Holder may be exercised by each Certificate Owner as to such Owner’s interest as specified in his or her Certificate. The Contract Owner is the person designated in the Contract specifications page or as subsequently named. If amounts become payable to any Beneficiary under the Contract, then the Beneficiary becomes the Contract Owner.
In the case of Contracts which do not receive favorable tax treatment under Sections 401, 403, 408, 408A or 457 of the Code (“Nonqualified Contracts”), you may change the ownership of or collaterally assign the Contract at any time prior to the Maturity Date, subject to the rights of any irrevocable Beneficiary. Assigning a Contract, or changing the ownership of a Contract, may be treated as a distribution of the Account Value for federal tax purposes (see “VII. Federal Tax Matters” for a more detailed discussion).
As the Owner of the Contract, you may have access to information for you or a member of your family that we may provide regarding elder care needs and questions and informational assistance that may help you identify various elder care service agencies available in your community (not available in California).
You must make any request for a change of ownership or assignment in writing, and such a request is subject to our approval. If approved by us, any assignment and any change will be effective as of the date we receive your request at our Annuities Service Center. We assume no liability for any payments made or actions taken before we approve a change or accept an assignment and no responsibility for the validity or sufficiency of any assignment. If you make an absolute assignment, it will revoke the interest of any revocable Beneficiary.
In the case of qualified Contracts, ownership of the Contract generally may be transferred only by the trustee of an exempt employees’ trust which is part of a retirement plan qualified under Section 401 of the Code or as otherwise permitted by applicable IRS regulations. Subject to the foregoing, a qualified Contract may not be sold, assigned, transferred, discounted or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose to any person other than us.
2. We revise the section of the Annuity Prospectus entitled “IV. Charges, Deductions and Adjustments — Waiver of Applicable Withdrawal Charge and MVA — Confinement to Nursing Home” to add that the waiver is not available in California.
You should retain this Supplement for future reference.
Supplement dated October 28, 2011

10/11:	333-159101 333-159101-01